UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Commitment of capital contribution.

Buenos Aires, April 18, 2018

Messrs.

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

Ref.: Relevant Matter – Commitment of capital contribution

To whom it may concern,

I am glad to address you in order to inform you that on April 18, 2018, this Company committed, subject to what will be resolved by the relevant shareholders’ meeting, a capital contribution to Banco Supervielle S.A. for an amount of AR$ 500,000,000 (Argentine Pesos Five Hundred Million).

Without further ado, I greet you respectfully.

_____________________

Responsible for Markets Relations

Grupo Supervielle S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 19, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer